NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Announces Change to the Board of Directors

April 16, 2012 - CE Franklin Ltd. (NASDAQ: - CFK, TSX: - CFT) announced today that Ms. Donna Garbutt, President of Schlumberger Canada Limited (“Schlumberger”), an affiliate of CE Franklin’s majority shareholder, was appointed today as the new Schlumberger representative to the Board of Directors of CE Franklin. Ms. Garbutt replaces John Kennedy who has stepped down from the Board due to the recently announced sale by Schlumberger Limited of its Wilson distribution business in the United States.  Mr. Kennedy is the President of Wilson.

Ms. Garbutt has over 25 years experience in the oil and gas industry.  Her career has included a wide range of positions, covering many different geographic markets worldwide.  She has a Master of Business Administration from Athabasca University in Canada and has been recognized as a finalist for several awards, including the Woman of Achievement Award in Alaska in 2001, the 2003 US Energy Woman of the Year in Washington, DC, and in 2006 the Blackberry Women in Technology award in the UK.

"We thank John Kennedy for his 13 years of valuable service and guidance he provided while on the CE Franklin Board of Directors and welcome Donna Garbutt," said President & CEO Michael S. West.

About CE Franklin

For more than 75 years, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com

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1800,. 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3 (403) 531-5600 Fax: (403) 234-7698	www.cefranklin.com